Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

March 27, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company enters into exclusive distribution partnership with Sanofi Healthcare India Private Limited (‘SHIPL’) to promote and distribute the vaccine brands of SHIPL including well-established paediatric and adult vaccines, in India. The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

i	Name of the entity~~(ies)~~ with whom agreement~~/ JV~~ is signed	:	Sanofi Healthcare India Private Limited (‘SHIPL’)
ii	Area of agreement~~/ JV~~	:	Exclusive distribution partnership
iii	Domestic/ international	:	Domestic – India
iv	Share exchange ratio/ JV ratio	:	Not applicable
v	Scope of business operation of agreement~~/ JV~~	:

▪ Exclusive rights to promote and distribute the vaccine brands of SHIPL including well-established paediatric and adult vaccines.

▪ The vaccine brands saw combined sales of approx. INR 426 crores (approx. USD 51 million) as per IQVIA Moving Annual Total (MAT) February 2024.

vi	Details of consideration paid/ received in agreement~~/ JV~~	:	There is no upfront payment involved in this arrangement. Under this arrangement, SHIPL shall supply to the Company and the Company shall purchase from SHIPL, the vaccine brands of SHIPL including well-established paediatric and adult vaccines for promoting and distributing the same in private markets in India.

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

vii	Significant terms and conditions of agreement~~/ JV~~ in brief	:	Under the arrangement, the Company will have exclusive rights to promote and distribute Sanofi’s well-established and trusted vaccine brands Hexaxim®, Pentaxim®, Tetraxim®, Menactra®, FluQuadri®, Adacel® and Avaxim® 80U.
viii	Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length	:	Not Applicable
ix	Size of the entity~~(ies)~~	:	Not applicable The vaccine brands saw combined sales of approx. INR 426 crores (approx. USD 51 million) as per IQVIA MAT February 2024.
x	Rationale and benefit expected	:

▪ The partnership continues the Company’s efforts to become the partner of choice in increasing access to novel, innovative as well as trusted drugs for patients.

▪ The partnership gives the Company a strong portfolio and major presence in the vaccine segment in India, taking it to second position among vaccine players in India (as per IQVIA MAT February 2024)

A copy of the press release to be released is annexed for reference.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	RICHA PERIWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	richaperiwal@drreddys.com	ushaiyer@drreddys.com

	RADHIKA SHAH	APARNA THOMAS
	IGRC.SIL@SANOFI.com	APARNA.THOMAS@SANOFI.com

Dr. Reddy's enters into exclusive distribution partnership with Sanofi

Healthcare India Private Limited for their vaccine brands in India

●	Dr. Reddy’s receives exclusive rights to promote and distribute Sanofi’s vaccine brands including well-established paediatric and adult vaccines in India
●	The partnership continues Dr. Reddy’s efforts to become the partner of choice in increasing access to novel, innovative as well as trusted drugs for patients in India
●	These brands saw combined sales of approx. INR 426 crores as per IQVIA MAT February 2024.
●	The partnership gives Dr. Reddy’s a strong portfolio and major presence in the vaccine segment taking it to second position among vaccine players in India

Hyderabad India; March 27, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced that it has entered into an exclusive partnership with Sanofi Healthcare India Private Limited (“SHIPL”) to promote and distribute their vaccine brands across private markets in India.

Under the arrangement, Dr. Reddy’s will have exclusive rights to promote and distribute Sanofi’s well-established and trusted paediatric and adult vaccine brands Hexaxim®, Pentaxim®, Tetraxim®, Menactra®, FluQuadri®, Adacel® and Avaxim® 80U. These brands saw combined sales of approx. INR 426 crores (approx. USD 51 million) as per IQVIA MAT February 2024. Sanofi will continue to own, manufacture, and import these brands to the country.

Preeti Futnani, General Manager India for Vaccines, Sanofi, said, “Vaccine confidence has reached its highest in India in the last few years. Yet, there is much to be done for the rest of the country’s large unvaccinated cohort. To fulfil our long-term commitment to India and expand our geographic reach, we’re pleased to partner with Dr. Reddy’s Laboratories (Dr. Reddy’s) for exclusive distribution and promotion. We’re confident this partnership will further bolster our promise of saving millions of lives against vaccines-preventable diseases with improved vaccination coverage.”

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: “We are happy to have the opportunity to leverage our strengths in promotion and distribution to considerably expand engagement with healthcare professionals and help widen access of Sanofi’s well-established and trusted vaccine brands in India. We continue our efforts to become the partner of choice in bringing novel, innovative and trusted drugs to patients in India through strategic collaborations. The portfolio now gives Dr. Reddy’s a strong presence in the vaccine segment, propelling us to the second position among vaccines players in India. Through each product and partnership, our aim is to serve over 1.5 billion patients by 2030.”

About the portfolio:

Brand	Label Indication
Hexaxim®	Indicated for primary and booster vaccination of infants and toddlers from six weeks of age against diphtheria, tetanus, pertussis, hepatitis B, poliomyelitis and invasive diseases caused by Haemophilusinfluenzae type b (Hib).
Pentaxim®	Indicated for the active immunization of children against Diphtheria, Pertussis, Tetanus, Polio and against invasive infections due to Haemophilusinfluenzae type b bacterium (such as meningitis, septicaemia, etc.) in children from the age of 2 months or according to local recommendations. This vaccine does not protect against infections caused by other types of Haemophilusinfluenzae nor against meningitis due to other micro-organisms.
Tetraxim®

Indicated in the joint prevention of diphtheria, tetanus, pertussis and poliomyelitis:

for primary vaccination in infants from the age of 2 months,

for booster vaccination, one year after primary vaccination during the second year of life,

for booster vaccination between 5 and 13 years of age, according to official recommendations

Menactra®	Indicated for active immunization to prevent invasive meningococcal disease caused by N. meningitidis serogroups A, C, Y, and W-135. MENACTRA® is approved for use in individuals 9 months through 55 years of age
FluQuadri®	FluQuadri® is an inactivated quadrivalent influenza vaccine indicated for the prevention of influenza disease caused by influenza types A and B viruses contained in the vaccine. FluQuadri® is approved for use in persons 6 months of age and older.
Adacel®	Indicated for active booster immunization for the prevention of tetanus, diphtheria and pertussis (whooping cough) as a single dose in persons aged 11 to 54 years. In accordance with local recommendations, ADACEL® may be considered as an alternative for the fifth dose of tetanus, diphtheria and acellular pertussis vaccine (DTaP) in children 4 to 6 years of age, concomitantly administered with Inactivated Poliomyelitis Vaccine (IPV), at separate sites to complete the vaccination series for this age, when indicated
Avaxim® 80U	This vaccine is recommended for the prevention of the infection caused by the Hepatitis A virus in children aged from 12 months to 15 years inclusive

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Sanofi - in India for India

As Sanofi India, we are in a great place to make a difference. Present in India for nearly seven decades, we have earned the trust of our customers and stakeholders for our commitment to promoting health. As we chase the miracles of science to improve people’s lives, we continue to engage across the entire health spectrum from prevention with vaccines to wellness, treatment, patient support & capacity building.

Our India Charitable Access Program is the country’s longest running humanitarian program providing free treatment to people afflicted with Lysosomal Storage Disorders. We conduct clinical trials here so that India can have quicker access to the latest from our global pipeline. Our world-class manufacturing site in Goa produces for people in India and 60+ other countries. Recognized by the ‘Top® Employers Institute’ – a global authority that honours excellence in people practices – for 5 years in a row (since 2019), our local entities include Sanofi India Limited (SIL - listed entity) and Sanofi Healthcare India Pvt. Ltd. (SHIPL).

Visit us at www.sanofi.in and www.sanofiindialtd.com, or connect with us on LinkedIn and Twitter.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.